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                                                                  Exhibit (a)(9)
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WEYERHAEUSER TO ACQUIRE TJ INTERNATIONAL FOR $720 MILLION

FEDERAL WAY, Wash. - Weyerhaeuser Company (NYSE: WY), one of North America's largest forest products companies, today announced an agreement with TJ International (NASDAQ: TJCO) that will make Weyerhaeuser the leading provider of "value added" engineered wood products.

Under the definitive agreement, Weyerhaeuser will pay $720 million in cash, or $42 per share, to acquire all outstanding shares of TJ International, a 51 percent owner and managing partner of Trus Joist MacMillan (TJM). Weyerhaeuser currently owns 49 percent of Trus Joist MacMillan, the world's leading manufacturer and marketer of engineered lumber products.

"Trus Joist MacMillan provides an excellent opportunity to grow our value-added wood business and is a logical extension of our acquisition of MacMillan Bloedel," said Steven R. Rogel, Weyerhaeuser chairman, president and chief executive officer. "Engineered wood is a high-margin product with solid growth potential and Trus Joist MacMillan is the leading company in this area. It is the worldwide leader in sales, innovation and product quality in its segment. It has the premier brand name that is associated with quality. This acquisition will provide us with a growing stream of cash flow and earnings."

Harold E. Thomas, chairman of TJ International and co-founder of Trus Joist MacMillan, said that today's announcement also will result in significant customer benefits.

"I have always believed in the critical importance of innovation in our products and services," Thomas said. "I have long admired the Weyerhaeuser Company and believe that the organization that will emerge in the months ahead will take engineered wood products to the next level."

The acquisition further enhances the long-standing relationship between Weyerhaeuser and TJM. Weyerhaeuser is one of TJM's largest suppliers of raw material and serves as its largest distributor.

Weyerhaeuser expects the acquisition to generate approximately $50 million in annual savings, primarily through improving purchasing practices, distribution and streamlining operations. The acquisition will be immediately accretive to Weyerhaeuser's earnings and cash flow.

"This is an opportune time to complete this acquisition," Rogel said. "The outlook for housing starts, interest rates and global GDP remains relatively strong, and Trus Joist MacMillan's business is closely aligned with ours. This acquisition will enable us to achieve a smooth and rapid integration of production, sales, marketing and service. Equally important, it allows us to capture meaningful synergies that are only possible from the combination of Weyerhaeuser, MacMillan Bloedel and TJ International."

Weyerhaeuser intends to finance this transaction using cash and existing credit arrangements. It will account for the acquisition as a purchase. The transaction is subject to normal regulatory approvals. Weyerhaeuser will commence a tender offer for all outstanding shares of TJ International within the next five business days and the companies anticipate a closing date early next year.

"This combination offers significant value to Trus Joist MacMillan customers and employees and TJ International shareholders," said Tom Denig, Trus Joist MacMillan president and chief executive officer. "We've worked with Weyerhaeuser for a long time and we share similar philosophies in innovation and enhanced product offerings, backed by quality customer support. Additionally, we will combine production, marketing and distribution efforts, enabling both companies to realize valuable synergies."

Weyerhaeuser is the world's largest producer of softwood lumber and market pulp and the world's largest owner of softwood timber. The company also is the third largest producer of containerboard in the United States and the world's second largest manufacturer of oriented strand board (OSB). Weyerhaeuser is one of the largest producers of corrugated packaging in the U.S.

Boise, Idaho-based Trus Joist MacMillan manufactures a variety of engineered lumber products for structural framing and industrial applications. It currently operates 16 manufacturing facilities across North America and employs nearly 4,000 people around the world. Trus Joist MacMillan's unique patented manufacturing technologies transforms wood fiber into high-performance, consistent products. The company, which utilizes small-diameter trees that provide resource-efficient alternatives to traditional sawmill products, further enhances Weyerhaeuser's wood product line.

Weyerhaeuser Company one of the world's largest integrated forest products companies, was incorporated in 1900. It has offices or operations in 12 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities.